RECEIVED

2008 AUG 11 P 1:26

Givaudan



08004267

U.S. Securities and Exchange Commission
Division of Corporate Finance
International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States

SUPPL

Vernier, 7 August 2008
RG/rmj7581
Re: Givaudan SA rule 12g3-2(b) exemption – File No. 12G3-2B-82-5087

Madam, Sir,

In accordance with rule 12g3-2(b), please find attached the following document issued by Givaudan SA:

TYPE OF INFORMATION OR REPORT	MADE PUBLIC, FILED OR DISTRIBUTED	CORRESPONDING ITEM ON ANNEX A
Half Year Report 2008	5 August 2008 published on the Internet	J
Media Release : Half Year Results 2008 : Integration on track – profitability further improved	5 August 2008	I

We are of course at your disposal should you need any further information.

Yours sincerely,

Givaudan SA

PROCESSED
AUG 13 2008
THOMSON REUTERS

P. de Rougemont R. Garavagno

Enclosures mentioned

Givaudan SA
Legal Affairs
5, chemin de la Parfumerie CH-1214 Vernier-Geneva T. +4122 780 96 46 F. +4122 780 91 96
roberto.garavagno@givaudan.com www.givaudan.com

8/12

Givaudan

HALF YEAR REPORT & FINANCIAL REPORT 2008

KEY FIGURES

Six months ended 30 June in millions of Swiss francs, except for per share data	Actual 2008	Actual 2007[c]	Pro forma 2007[a,c]
Sales	2,095	2,005	2,239
Gross profit	974	952	1,065
as % of sales	*46.5%*	*47.5%*	*47.6%*
EBITDA at comparable basis[d]	472	433	478
as % of sales	*22.5%*	*21.6%*	*21.3%*
EBITDA[b]	444	338	471
as % of sales	*21.2%*	*16.9%*	*21.0%*
Operating profit at comparable basis[d]	273	288	283
as % of sales	*13.0%*	*14.4%*	*12.6%*
Operating profit	238	186	276
as % of sales	*11.4%*	*9.3%*	*12.3%*
Income attributable to equity holders of the parent	94	83	141
as % of sales	*4.5%*	*4.1%*	*6.3%*
Earnings per share – basic (CHF)	13.22	11.72	19.77
Earnings per share – diluted (CHF)	13.11	11.67	19.70
Operating cash flow	93	157	
as % of sales	*4.4%*	*7.8%*	

a) On 2 March 2007 Givaudan acquired 100% control of UK-based Imperial Chemical Industries PLC fragrances and flavours business. The 2007 income statement key figures shown in the table above are pro forma information derived from the Consolidated Income Statement as if the acquisition had occurred on 1 January 2007.

b) EBITDA: Earnings Before Interest (and other financial income and expense), Tax, Depreciation and Amortisation. This corresponds to operating profit before depreciation, amortisation and impairment of long-lived assets.

c) The final valuation of the Quest related intangible assets occurred within the 12 months of the date of acquisition resulting in adjustments to the 2007 interim financial results (see Note 4 of this interim financial report).

d) Comparable EBITDA and operating profit for 2007 and 2008 exclude acquisition related expenses and non acquisition related expenses (2007 only).

in millions of Swiss francs, except for employee data	30 June 2008	31 December 2007[a]
Total assets	7,424	7,897
Total liabilities	5,009	5,215
Total equity	2,415	2,682
Number of employees	8,760	8,776

a) The final valuation of the Quest related intangible assets occurred within the 12 months of the date of acquisition resulting in adjustments to the 2007 financial results (see Note 4 of this interim financial report).

HIGHLIGHTS

- Sales up 13.5% in local currencies and 4.5% in Swiss francs to CHF 2,095 million
- Sales up 3.0% in local currencies on a comparable pro forma basis
- Comparable pro forma EBITDA margin improved by 1.2 percentage points to 22.5%
- Net profit increased by 13.3% to CHF 94 million
- Integration on track: CHF 50 million of incremental synergies, CHF 35 million cost

PROFITABILITY FURTHER IMPROVED

Gross Profit

The gross profit margin on a pro forma basis declined from 47.6% to 46.5%. As a result of increasing raw material, energy and transportation costs, Givaudan will continue to pursue price increases, whilst maintaining tight cost control and pursuing further efficiency gains.

Earnings before Interest, Tax, Depreciation and Amortisation

EBITDA increased to CHF 444 million from CHF 338 million, an increase of 31.4%. The EBITDA margin, on a comparable basis, increased to 22.5% from 21.3% in pro forma terms mainly as a result of integration savings. On a comparable basis, the EBITDA was CHF 472 million, slightly below the CHF 478 million in pro forma terms reported last year, mainly as a result of exchange rate developments. When measured in local currency terms, the EBITDA on a comparable pro forma basis increased by 6.3%.

Operating Profit

Operating profit rose to CHF 238 million from CHF 186 million last year, an increase of 28.0%.

The operating margin, on a comparable basis, increased to 13.0% from 12.6% in pro forma terms reported last year, mainly as a result of integration savings. On a comparable basis, the operating profit was CHF 273 million, below the CHF 283 million in pro forma terms reported last year, mainly as a result of exchange rate developments. When measured in local currency terms, the operating profit on a comparable pro forma basis increased by 8.4%.

Cash Flow

Operating cash flow amounted to CHF 93 million compared to CHF 157 million in 2007, including a step change in the working capital requirements to bring the acquired business to the high Givaudan service level standard, as well as a temporary effect caused by the integration and the SAP implementation projects. Capital expenditures increased to CHF 130 million compared to CHF 110 million last year, mainly driven by integration related investments.

Net Profit

Net profit increased by 13.3% to CHF 94 million, resulting in a margin of 4.5%. Basic earnings per share increased to CHF 13.22.

Integration Progress

The first major phase of the integration has been successfully completed after more than a year, with the complete integration of the commercial and administrative areas. Further progress is being made on the initiatives related to purchasing, supply chain and IT systems.

Incremental savings of CHF 50 million were achieved during the first six months of 2008. The company is well on track to achieve the targeted CHF 130 million savings at the end of 2008. Integration related costs amounted to CHF 35 million in the first six months of the year, in line with the overall plan.

The global business transformation project Outlook – to implement a SAP-based system supporting the supply chain, regulatory and finance processes – is on time and on budget.

In early May, the system went successfully live in France, giving full confidence for the further roll out phases. In 2008 and 2009, all facilities in Europe will be migrated, followed by North America in 2009, Latin America in 2010 and Asia Pacific in 2011.

Outlook

For the full year 2008, Givaudan is confident to grow its sales in line with the market, excluding the ongoing product streamlining and the divestiture of the St. Louis facility in the USA.

The company applies its successful profitability improvement strategy to the new, combined portfolio by streamlining lower value adding products. In 2008, these streamlining activities and the divestiture of St. Louis are expected to amount to CHF 68 million.

Givaudan is confident to achieve the savings target of CHF 200 million by 2010 with total projected integration costs of CHF 440 million. The integration achievements have reinforced Givaudan's confidence that the combined capabilities and talents offer a unique platform for accelerated growth and performance improvement.

The company is well positioned to grow again above market beginning in 2009 and to reach pre-acquisition margin levels by 2010.

Consumer Products

The Consumer Products business grew against strong prior year comparables, driven by a solid pipeline of wins. The half year sales growth was balanced across international and regional customers.

Sales in Europe delivered good growth thanks to a strong performance in the developing markets of Eastern Europe. Asia Pacific reported good sales growth across all customers groups driven both by new wins and growth of the existing business. Sales growth was especially strong in India and Indonesia. In Latin America, the weakness of sales in Brazil and Argentina was fully offset by a strong development in Mexico. North American sales were maintained against the strong comparables of last year and despite a difficult market environment.

On a worldwide basis, the Fabric Care segment recorded the strongest performance, followed by the Personal Care segment.

Fragrance Ingredients

Sales of Fragrance Ingredients were at the level of last year. Excluding the CHF 6 million impact of discontinued products, sales showed a good growth driven by the strong double-digit sales growth of specialties, with products such as the recently launched Spirogalabanone 10, and other key specialties such as Ambrofix, Lemonile and Nectaryl.

The CHF 6 million streamlining impact was less than the original plan. A change in market conditions allowed Givaudan to increase prices for some of the ingredients which were earmarked for streamlining this year. Givaudan has decided to take full advantage of this situation as long as these products retain a profitable margin and production capacity is available.

The streamlining impact for the full year is now estimated to be at around CHF 14 million compared to the previously announced CHF 42 million.

Fragrance Research

The Global Fragrance Research and Technology team is now fully established around seven core innovation platforms: chemistry, biosciences, delivery systems, malodour management, sensory, perfume performance and analytical excellence.

Fragrance innovation contributed to winning fragrances in the consumer products and fine fragrance businesses. New fragrances, utilising the Neutraq™ and Neutrozone™ ingredients designed to neutralise malodour, were successfully incorporated into air care applications. Unique patented sensory tools and know-how have helped to create fragrances that enhance mood and deliver stronger emotional consumer acceptance.

Givaudan has further developed unique tools to support perfumers in their effort to optimise perfume performance. This will give a strong competitive advantage in creating winning fragrances, for both Consumer Products and Fine Fragrances.

The first half of 2008 saw the successful roll-out of a new encapsulation technology into laundry products. This delivery system protects the fragrance during the washing and drying cycle with the aim to release the fragrance at the key moments for consumers and hence substantially improving the fragrance and product experience.

During this time period, a number of new molecules and natural products were added to our perfumery palette. These included Calypsone™, a molecule with a linear watery melon note with citrus, marine and floral muguet nuances and Cristalon™, a floral fruity note with rosy, plum and apple nuances. Our Innovative Naturals™ programme delivered new starting materials that will enable the exploitation of our biochemistry capability in enriching the ingredients palette for our perfumers.

The TecnoScent joint venture between Givaudan and ChemCom has delivered first promising results in receptor research.

External collaborations are a core part of our programme such as the student fellowship fund which was established with the Swiss Federal Institute of Technology (ETH) based in Zurich in May.

Innovation developments resulted in nine new patent filings in the first half of the year.

Europe, Africa, Middle East (EAME)
European sales continued to build on the strong momentum from the first quarter, resulting in a strong mid single-digit growth rate for the first six months. Business in the developing markets of Eastern Europe, Africa and Middle East delivered strong double-digit growth, particularly in the segments of Savoury and Snacks. Western European markets continued their solid performance from the first quarter. All segments reported positive growth with Snacks, Savoury and Beverage leading the way as a result of new wins and good growth of the existing business.

North America
First half sales in North America posted a mid single-digit growth rate as a result of solid Snack, Savoury and Dairy growth coupled with significant wins in the Foodservice segment. Despite the economic slow down in the USA, the North American business continued to build momentum and delivered strong incremental revenue from new wins, especially in the Snack and Dairy segments.

Latin America
Latin American sales grew slightly in the first half of 2008. The strong second quarter sales growth across all markets in the region could offset a negative first quarter performance. Strong gains in the main markets of Argentina, Brazil and Mexico were realised due to new wins, especially with key regional accounts.

Flavour Research
The Global Flavour Science and Technology organisation has completed the harmonisation of the research platforms and projects. The team is focused on leveraging the combined strengths of the new organisation in five key areas: ingredients, analytical, delivery, and flavour science and process research.

Health- and Wellness-related flavouring programmes continued to be the major focus for the Research and Development organisation. Biogenerated building blocks which capitalise on Givaudan's expertise in fermentation, together with a number of unique, proprietary molecules have been developed to amplify saltiness. Those new ingredients enable the creative teams to deliver taste solutions to our customers which allow them to remove almost half of sodium chloride in their products. More importantly, these sodium-reduced products perform well in consumer preference tests.

The knowledge gained has enabled Givaudan to make systematic improvements in product quality with natural ingredients that meet or exceed customer expectations. Sales of Givaudan taste solutions increased by 30% in the first half of the year as compared to the same period last year.

A Natural Products programme has led to several interesting discoveries which will influence the creation of authentic vanilla flavouring compositions. A series of newly identified volatile molecules and two taste components provide an expanded vanilla palette for the flavourists. These materials have received regulatory approval and will facilitate the creation of superior signature vanilla flavours.

This year, the Natural Products team visited several remote areas in southern China to collect botanical samples, focusing the analysis on the discovery of natural sweetness enhancers. These efforts have led to some interesting lead compounds. In addition, investigation of high quality green tea, undertaken in conjunction with the Tea Institute of China, resulted in unique building blocks for flavour creation.

Givaudan is currently engaged in over 25 active collaborations with academic and industrial partners. These span a broad spectrum of investigative arenas including food chemistry, taste transduction and genetics, ingredient development and instrumental analysis.

Givaudan continues to expand its network of external partners dedicated to the discovery of molecules and basic knowledge which can influence control of taste perception. Development of a number of patented receptor probes has given Givaudan a leading edge £to understand which structural elements are necessary to trigger the receptor responses desired.

A joint collaboration with the US National Institute of Health has been established to investigate the correlation between sweet taste sensitivity and genetic differences found in the taste receptors within different human populations. This could have a profound effect on human dietary preferences and associated health consequences.

The Redpoint Bio collaboration has generated considerable knowledge on modulation of sweet and bitter taste perception through the TRPM5 channel. Early results indicate that this will be a useful approach for discovery of molecules which influence taste perception.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Income Statement for the Six Months Ended 30 June

in millions of Swiss francs, except for per share data	Note	2008	2007[a]
Sales	5	2,095	2,005
Cost of sales		(1,121)	(1,053)
▶ Gross profit		974	952
as % of sales		*46.5%*	*47.5%*
Marketing, development and distribution expenses	6	(488)	(492)
Administration expenses		(66)	(69)
Amortisation of intangible assets		(132)	(92)
Share of loss of jointly controlled entity		-	
Other operating income (expenses), net	7	(50)	(113)
▶ Operating profit	5	238	186
as % of sales		*11.4%*	*9.3%*
Financing costs	3, 8	(67)	(66)
Other finance income (expenses), net		(41)	18
▶ Income before taxes		130	138
Income taxes		(35)	(54)
▶ Income for the period		95	84
▶ Attribution:			
Income attributable to minority interest		1	1
Income attributable to equity holders of the parent		94	83
as % of sales		*4.5%*	*4.1%*
▶ Earnings per share – basic (CHF)		13.22	11.72
▶ Earnings per share – diluted (CHF)		13.11	11.67

The notes on pages 16 to 19 form an integral part of this condensed interim financial information.

a) The final valuation of the Quest International purchase price allocation occurred within the 12 months of the date of acquisition resulting in adjustments to the 2007 interim financial results (see Note 4).

Consolidated Statement of Changes in Equity for the Six Months Ended 30 June

in millions of Swiss francs – 2008	Note	Share Capital	Restricted retained earnings and reserves	Unrestricted retained earnings and reserves	Own equity instruments	Hedging reserve	Fair value reserve for available-for-sale financial assets	Currency translation differences	Equity attributable to equity holders of the parent	Minority interest	Total
▶ Balance at 1 January 2008		73	325	2,856	(178)	9	18	(428)	2,675	7	2,682
Available-for-sale financial assets											
- Movement on fair value, net							(11)		(11)		(11)
- Movement on deferred taxes on fair value adjustments							1		1		1
- Removed from equity and recognised in the income statement							-		-		-
Cash flow hedges											
- Fair value adjustments in year						21			21		21
- Removed from equity to the income statement (financing costs)						(2)			(2)		(2)
Change in currency translation								(240)	(240)	(2)	(242)
▶ Net gains (losses) not recognised in the income statement						19	(10)	(240)	(231)	(2)	(233)
Net income				94					94	1	95
▶ Total recognised income and expenses for the year				94		19	(10)	(240)	(137)	(1)	(138)
Capital increase from conditional capital											
Dividends paid	10			(139)					(139)		(139)
Transfer from restricted reserve			(14)	14							
Movement on own equity instruments, net	11				10				10		10
▶ Net changes in other equity items			(14)	(125)	10				(129)		(129)
▶ Balance at 30 June 2008		73	311	2,825	(168)	28	8	(668)	2,409	6	2,415

The notes on pages 16 to 19 form an integral part of this condensed interim financial information.

a) *The final valuation of the Quest International purchase price allocation occurred within the 12 months of the date of acquisition resulting in adjustments to the 2007 interim financial results (see Note 4).*

Consolidated Cash Flow Statement for the Six Months Ended 30 June

in millions of Swiss francs	Note	2008	2007
Result attributable to equity holder of the parent		94	83
Non-operating income and expenses		144	103
▶ Operating profit		238	186
Depreciation of property, plant and equipment		67	55
Amortisation of intangible assets		132	92
Impairment of long lived assets		7	5
Other non-cash income and expenses		(3)	64
▶ Adjustments for non-cash items		203	216
(Increase) decrease in inventories		(85)	(37)
(Increase) decrease in accounts receivable		(94)	(94)
(Increase) decrease in other current assets		(12)	(17)
Increase (decrease) in accounts payable		(46)	173
Increase (decrease) in other current liabilities		(7)	(189)
▶ (Increase) decrease in working capital		(244)	(184)
Income taxes paid		(60)	(65)
Other operating cash flows, net		(44)	(16)
▶ Cash flows from (for) operating activities		93	157
Increase (decrease) in long-term debt, net		(143)	2,343
Increase (decrease) in short-term debt, net		194	366
Interest paid		(67)	(49)
Dividends paid	10	(139)	(134)
Purchase and sale of own equity instruments, net	11	23	4
Others, net		(12)	(6)
▶ Cash flows from (for) financing activities		(144)	2,524
Purchase of property, plant and equipment and intangible assets		(130)	(110)
Acquisition of subsidiary, net of cash acquired	4	53	(2,754)
Disposal of subsidiary, net of cash disposed	7	16	
Proceeds from the disposal of property, plant and equipment and intangible assets		2	(1)
Interest received		5	5
Dividends received		-	1
Purchase and sale of available-for-sale financial assets, net		(27)	105
Purchase and sale of derivative financial instruments, net		86	(47)
Others, net		(35)	(33)
▶ Cash flows from (for) investing activities		(30)	(2,834)
▶ Net increase (decrease) in cash and cash equivalents		(81)	(153)
Net effect of currency translation on cash and cash equivalents		(12)	5
▶ Increase (decrease) in cash and cash equivalents		(93)	(148)
Cash and cash equivalents at the beginning of the period		359	424
▶ Cash and cash equivalents at the end of the period		266	276

The notes on pages 16 to 19 form an integral part of this condensed interim financial information.

4. Quest acquisition

Information on Quest and Givaudan profit or loss, after 2 March 2007, taken separately, cannot be provided due to the rapid integration of both organisations. The integration of Givaudan and Quest involved all aspects of the business activities such as commercial development, manufacturing, commercial, finance and IT; which rendered the separate disclosure of the activities impracticable.

Details of net assets acquired and goodwill are as follows:

in millions of Swiss francs	2007	2008 adjustments	Total
Cash paid	2,801		2,801
Acquisition related direct costs	20		20
▶ Total cash paid	2,821		2,821
Purchase price adjustment	58	(53)	5
▶ Total cash consideration	2,879	(53)	2,826
Assumed debt	(255)		(255)
▶ Total purchase cost	2,624	(53)	2,571
Cash in subsidiaries acquired	64		64
Fair value of net identifiable assets acquired	1,209	-	1,209
▶ Net assets acquired	1,273	-	1,273
▶ Goodwill	1,351	(53)	1,298

Adjustments to the 2007 published half year figures:

Fair value of net identifiable assets acquired

The finalisation of the fair value of the intangible assets resulted in a decrease of CHF 43 million in the total intangible assets and a decrease in the amortisation of CHF 1 million in the income statement as of 30 June 2007. These changes resulted in an increase of the basic earnings per share of CHF 0.14 and an increase of the diluted earnings per share of CHF 0.14.

2008 adjustments:

Purchase price adjustment

ICI PLC contributes to pension adjustments as per the agreement between Givaudan and ICI PLC to acquire Quest International and these adjustments change the total cash consideration. Such adjustments were not incorporated in the initial purchase price allocation as they could not be measured reliably. The total adjustment to the cost of combination amounted to CHF 53 million as of 30 June 2008.

Fair value of net identifiable assets acquired

The final allocation of the Quest related intangible assets amongst subsidiaries with different fiscal jurisdictions occurred after the year end 2007 and within the 12 months of the date of acquisition. This resulted in a decrease of CHF 28 million in deferred taxes liability.

The finalisation of the fair value of certain pension plans resulted in an increase of CHF 40 million of the pension liability and a decrease of CHF 12 million in the deferred tax liability.

6. Marketing, development and distribution expenses

In the six months ended 30 June 2008, the expenses for product development and research activities amounted to CHF 169 million (2007: CHF 180 million) and are included in the income statement under marketing, development and distribution expenses.

7. Other operating income (expenses), net

On 14 February 2008, Givaudan announced that it has sold its St. Louis (USA) based food ingredient business and manufacturing facility to Performance Chemicals & Ingredients Company (PCI). The facility produces flavour bases and fruit preparations used by dairy companies in the production of ice cream. The divestiture does not include the vanilla extract and flavour business which will continue to be a part of the Givaudan product portfolio.

In the six months ended 30 June 2008, the Group incurred significant expenses in connection with the combination with Quest International. Integration related charges of CHF 28 million (2007: CHF 95 million) and asset impairments of CHF 7 million (2007: CHF 5 million) have been recognised in the line other operating income (expenses), net.

8. Financial income and financing costs

In the six months ended 30 June 2008, the Group incurred interest expenses of CHF 64 million (2007: CHF 55 million) mainly as a result of increased debt following the acquisition of Quest International.

9. Debt

A USD 30 million instalment of the private placement made by Givaudan United States was redeemed in May 2008.

10. Dividend distribution

At the Annual General Meeting held on 26 March 2008, the distribution of an ordinary dividend of CHF 19.50 gross per share (2007: ordinary dividend of CHF 18.80 gross per share) was approved. The ordinary dividend was paid on 31 March 2008.

11. Own equity instruments

The Group holds own equity instruments and derivatives on own shares mainly to cover the anticipated obligations related to the executive share option plans. On 30 June 2008, the Group held 158,196 (2007: 171,031) own shares, as well as derivatives on own shares equating to a net short position of 272,492 shares (2007: net short position of 151,260 shares).

Half Year Results 2008: Integration on track - profitability further improved

- Sales up 13.5% in local currencies and 4.5% in Swiss francs to CHF 2,095 million
- Sales up 3.0% in local currencies on a comparable pro forma basis
- Comparable pro forma EBITDA margin improved by 1.2 percentage points to 22.5%
- Net profit increased by 13.3% to CHF 94 million
- Integration on track: CHF 50 million in incremental synergies, CHF 35 million cost

Geneva, 5 August 2008. In the first half year 2008, the business of Givaudan has proven resilient with above market growth in a difficult economic environment.

Sales totalled CHF 2,095 million, representing a growth of 13.5% in local currencies and 4.5% in Swiss francs. On a pro forma basis – which reflects the combined activity of Givaudan and Quest over the period ending 30 June 2008 and assumes that the acquisition had taken place on 1 January 2007 - sales increased by 3.0% in local currencies and excluding the ongoing portfolio streamlining. Including this effect, sales on a pro forma basis increased 1.7% in local currencies and declined by 6.5% in Swiss francs.

This good performance again reflects the strong complementarities of the combined businesses as well as the effective integration process which created practically no disruption. The EBITDA and operating profit margins in comparable pro forma terms improved by 1.2 and 0.4 percentage points respectively, despite rising raw material, energy and transportation costs. Net profit increased by 13.3% to CHF 94 million. Earnings per share were CHF 13.22.

Sales

Fragrance Division sales reached CHF 962 million, growing 14.7% in local currencies and 5.7% in Swiss francs. On a pro forma basis and excluding the impact of discontinued ingredients, sales showed a growth of 1.1% in local currencies and a decrease of 7.0% in Swiss francs. The moderate local currency growth was driven by the solid performance of the Consumer Products business and a double-digit sales growth in specialty ingredients. Sales in Fine Fragrances declined compared to prior year particularly due to heavy de-stocking in the earlier part of the year. Growth in the second quarter, driven by new launches, compensated substantially for this decline.

Flavour Division sales totalled CHF 1,133 million, representing a growth of 12.6% in local currencies and 3.4% in Swiss francs. On a pro forma basis and excluding the discontinuation of commodity ingredients and the St. Louis divestment, sales increased 4.6% in local currencies and declined by 3.9% in Swiss francs.

Asia Pacific reported a single-digit growth rate in the first six months versus good 2007 comparables. Accelerating growth in the second quarter driven by growth of the existing business and new wins in all major segments fuelled sales performance in the European and North American regions. Despite uncertainty about the macro-economic environment in the

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USA, the region continued to deliver strong incremental revenue from new wins. Latin America delivered strong growth in the second quarter, offsetting a weak performance in the first quarter.

Gross Profit

The gross profit margin on a pro forma basis declined from 47.6% to 46.5%. As a result of increasing raw material, energy and transportation costs, Givaudan will continue to pursue price increases, whilst maintaining tight cost control and pursuing further efficiency gains.

Earnings before Interest, Tax, Depreciation and Amortisation

The EBITDA increased to CHF 444 million from CHF 338 million, an increase of 31.4%.
The EBITDA margin, on a comparable basis, increased to 22.5% from 21.3% in pro forma terms reported last year, mainly as a result of integration savings. On a comparable basis, the EBITDA was CHF 472 million, slightly below the CHF 478 million in pro forma terms reported last year, mainly as a result of exchange rate developments. When measured in local currency terms, the EBITDA on a comparable pro forma basis increased by 6.3%.

Operating Profit

The operating profit rose to CHF 238 million from CHF 186 million last year, an increase of 28.0%.
The operating margin, on a comparable basis, increased to 13.0% from 12.6% in pro forma terms reported last year, mainly as a result of integration savings. On a comparable basis, the operating profit was CHF 273 million, below the CHF 283 in pro forma terms million reported last year, mainly as a result of exchange rate developments. When measured in local currency terms, the operating profit on a comparable pro forma basis increased by 8.4%.

Cash Flow

Operating cash flow amounted to CHF 93 million compared to CHF 157 million in 2007, including a step change in the working capital requirements to bring the acquired business to the high Givaudan service level standard, as well as a temporary effect caused by the integration and the SAP implementation projects. Capital expenditures increased to CHF 130 million compared to CHF 110 million last year, mainly driven by integration related investments.

Net Profit

Net profit increased by 13.3% to CHF 94 million, resulting in a margin of 4.5%. Basic earnings per share increased to CHF 13.22.

Integration Progress

The first major phase of the integration has been successfully completed after more than a year, with the complete integration of the commercial and administrative areas. Further progress is being made on the initiatives related to purchasing, supply chain and IT systems. Incremental savings of CHF 50 million were achieved during the first six months of 2008. The company is well on track to achieve the targeted CHF 130 million savings at the end of 2008. Integration related costs amounted to CHF 35 million in the first six months of the year, in line with the overall plan.
The global business transformation project Outlook - to implement a SAP-based system supporting the supply chain, regulatory and finance processes - is on time and on budget.
In early May, the system went successfully live in France, giving full confidence for the further roll out phases. In 2008 and 2009, all facilities in Europe will be migrated, followed by North America in 2009, Latin America in 2010 and Asia Pacific in 2011.

Outlook

For the full year 2008, Givaudan is confident to grow its sales in line with the market, excluding the ongoing product streamlining and the divestiture of the St. Louis facility in the USA.
The company applies its successful profitability improvement strategy to the new, combined portfolio by streamlining lower value adding products. In 2008, these streamlining activities and the divestiture of St. Louis are expected to amount to CHF 68 million.

Givaudan is confident to achieve the savings target of CHF 200 million by 2010 with total projected integration costs of CHF 440 million. The integration achievements have reinforced Givaudan's confidence that the combined capabilities and talents offer a unique platform for accelerated growth and performance improvement. The company is well positioned to grow again above market beginning in 2009 and to reach pre-acquisition margin levels by 2010.

Key Figures in actual terms

in Mio CHF except per share data	**HY 2008**	**HY 2007**
Group sales	2,095	2,005
Fragrance sales	962	909
Flavour sales	1,133	1,096
Gross profit	974	952
as % of sales	*46.5%*	*47.5%*
EBITDA 1)	444	338
as % of sales	*21.2%*	*16.9%*
Operating profit	238	186
as % of sales	*11.4%*	*9.3%*
Net income	94	83
as % of sales	*4.5%*	*4.1%*
Earnings per share (basic)	13.22	11.72

in Mio CHF	**30 June 2008**	**31 December 2007**
Current assets	*2,207*	*2,242*
Non-current assets	*5,217*	*5,655*
Total Assets	**7,424**	**7,897**
Current liabilities	*1,110*	*1,013*
Non-current liabilities	*3,899*	*4,202*
Equity	*2,415*	*2,682*
Total liabilities and equity	**7,424**	**7,897**

1) EBITDA: Earnings Before Interest (and other financial income and expense), Tax, Depreciation and Amortisation. This corresponds to operating profit before depreciation, amortisation and impairment of long-lived assets.

Key Figures in actual / pro forma terms [1) 4)]

in Mio CHF except per share data	**HY2008** **Actual**	**HY 2007 [1) 4)]** **pro forma**
Group sales	2,095	2,239
Fragrance sales	962	1,038
Flavour sales	1,133	1,201
Gross profit	974	1,065
as % of sales	*46.5%*	*47.6%*
EBITDA at comparable basis 2) 3)	472	478
as % of sales	*22.5%*	*21.3%*
EBITDA 2)	444	471
as % of sales	*21.2%*	21.0%

Operating profit at comparable basis 3)	273	283
as % of sales	*13.0%*	*12.6%*
Operating profit	238	276
as % of sales	*11.4%*	*12.3%*
Net income	94	141
as % of sales	*4.5%*	*6.3%*
Earnings per share (basic)	13.22	19.77

1) On 2 March 2007 Givaudan acquired 100% control of UK-based Imperial Chemical Industries PLC fragrances and flavours business. The 2007 income statement key figures shown in the table above are pro forma information derived from the Consolidated Income Statement as if the acquisition had occurred on 1 January 2007.

2) EBITDA: Earnings Before Interest (and other financial income and expense), Tax, Depreciation and Amortisation. This corresponds to operating profit before depreciation, amortisation and impairment of long-lived assets.

3) Comparable EBITDA and operating profit for 2007 and 2008 exclude acquisition related expenses and non acquisition related expenses (2007 only).

4) The final valuation of the Quest related intangible assets occurred within the 12 months of the date of acquisition resulted in adjustments to the 2007 financial results (see Note 4 of the interim financial report).

On 5 August 2008 at 15.00 CET a conference call between the company and analysts and investors will also be broadcasted on Givaudan's web site http://www.givaudan.com.

Available Documents as downloadable files:
Half Year Report 2008
Half Year Results 2008 Presentation

For further information please contact:
Peter Wullschleger, Givaudan Media Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

Leading Sensory Innovation

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